Act: 1934
Section: 15d
Rule:
Public Availability: 7/23/2012

[redacted]

12027979

DC

No Act
PE 7/20/12

July 23, 2012

Received SEC

JUL 23 2012

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Potomac Bancshares, Inc.
Incoming letter dated July 20, 2012

Based on the facts presented, the Division will not object if Potomac Bancshares stops filing periodic and current reports under the Exchange Act after: (1) Potomac Bancshares has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g). In reaching this position, we note that Potomac Bancshares has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations in your letter, the Form 15 will indicate that the company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Mail Stop 4561

Ms. Elizabeth Osenton Lord
Jackson Kelly PLLC
Attorneys at law
500 Lee Street East, Suite 1600
Charleston, West Virginia 25322

Re: Potomac Bancshares, Inc.

Dear Ms. Lord:

In regard to your letter of July 20, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

JACKSON KELLY
ATTORNEYS AT LAW PLLC

500 LEE STREET EAST • SUITE 1600 • P.O. BOX 553 • CHARLESTON, WEST VIRGINIA 25322 • TELEPHONE: 304-340-1000 • TELECOPIER: 304-340-1130
www.jacksonkelly.com

DIRECT NO. (304) 340-1390 EMAIL: elord@jacksonkelly.com FAX NO. (304) 340-1272

July 20, 2012

Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

Via Email

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Potomac Bancshares, Inc. (Commission File No. 000-24958)

Ladies and Gentlemen:

On behalf of Potomac Bancshares, Inc. (the "Company"), we are writing to request that a no-action letter or interpretive guidance be issued advising the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the update and the deemed effectiveness of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), File No. 333-113479 and filed March 10, 2004, would not preclude the Company from relying on Rule 12h-3 promulgated under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file reports required by Sections 13(a) and 15(d) with respect to the Company's common stock, par value $1.00 per share (the "common stock") commencing during the Company's current 2012 fiscal year, notwithstanding the fact that the Company does not meet the requirements of Rule 12h-3(b) or Rule 12h-3(c).

We also ask the Staff to confirm that it will not recommend enforcement action by the Commission if the Company files a Form 15 under Rule 12h-3(b)(1)(i) (the "Second Form 15") on or before the due date of the Company's next periodic report, which would be its Form 10-Q for the quarter ended June 30, 2012. The Second Form 15 will include an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3 to suspend its reporting obligations under Section 15(d). The Company would only file the Second Form 15 after effectiveness of the First Form 15 (as defined below). Effectiveness of the First Form 15 will occur 90 days after the filing of that first form. Alternatively, we request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirements to file Form 10-Q for the quarter ended June 30, 2012, and any other reports required by Section 15(d) for the year ending December 31, 2012.

On April 5, 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") was enacted which amended Section 12(g) and Section 15(d) of the Exchange Act to increase the holders of record threshold below which a bank or bank holding company may terminate the registration of its securities under Section 12(g) and suspend its duty to file reports under Section 15(d). On May 11, 2012, the Company filed Form 15 (the "First Form 15") to terminate its registration under Section 12(g) because, as of that date, the Company had only 657 holders of record.

The Company is a bank holding company and, therefore, it relied on Section 12(g)(4) of the Exchange Act, as amended by the JOBS Act. Under Section 12(g)(4), once the number of holders of record is reduced to 1,200 persons (prior to the JOBS Act, 300 persons), registration is terminated under Section 12(g) 90 days after a certification on Form 15 is filed with the Commission. To date, the Commission has not amended Rule 12g-4 which terminates the duty to file reports under Section 13(a) and Section 12(g) immediately upon filing a Form 15. This rule provides relief from the 90-day period. Without amendment of Rule 12g-4, an issuer must continue filing reports under Section 13(a) and Section 12(g) until the 90-day period has elapsed. Therefore, the Company has filed and will continue to file all reports required under Section 13(a) and Section 12(g) through August 9, 2012 (i.e., 90 days from the filing of the First Form 15). At that time, the termination of the Company's reporting obligations under Section 12(g) will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. As such, the Company would remain obligated to file reports under Section 13(a) and Section 15(d) unless the Commission grants the relief requested in this letter.

Background

The Company is a one-bank holding company formed on March 2, 1994, to acquire all of the shares of the common stock of the Bank of Charles Town. Bank of Charles Town is a West Virginia state-chartered bank that was formed and opened for business in 1871. The Federal Deposit Insurance Corporation insures the bank's deposits. The bank engages in general banking business primarily in Jefferson, Berkeley and Morgan Counties of West Virginia.

The Company has filed all reports required to be filed for its three most recent fiscal years (2009, 2010 and 2011) and for its current fiscal year (2012) through the date of this letter, and the Company will file all reports required to be filed through the date of the effectiveness of the First Form 15 and the subsequent filing of the Second Form 15. The Company will not file the Second Form 15 until effectiveness of the First Form 15 which is 90 days after the filing of that form. The Company's fiscal year ends on December 31 of each year. The common stock is quoted on the OTC Bulletin Board under the symbol "PTBS." The Company is a "smaller reporting company" as defined in Rule 12b-2 under the Exchange Act, and its next periodic report, its Form 10-Q for the quarter ended June 30, 2012, is due on or before August 14, 2012. According to the Company's transfer agent, as of January 31, 2012, and as of July 6, 2012, the Company had 3,390,178 shares of common stock outstanding held by 663 and 657 holders of record, respectively. On July 6, 2012, the last reported transaction, the common stock sold at $4.50 per share. The common stock is very thinly traded.

Currently, the common stock is registered under Section 12(g) of the Exchange Act and constitutes the only class of the Company's securities that is registered under Section 12. By virtue of the First Form 15 filed on May 11, 2012, registration under Section 12(g) will terminate on August 9, 2012 (90 days from filing the First Form 15). The First Form 15 was filed to terminate registration under Section 12(g) because the Company had 657 shareholders of record as of the certification date, and under Section 12(g), as amended by the JOBS Act, an issuer that is a bank or bank holding company may terminate registration under Section 12(g) if it has less than 1,200 holders of record. Under Section 12(g), such termination is not effective until 90 days from filing a Form 15. Upon such termination, the Company, subject to obtaining the relief requested in this letter, anticipates filing the Second Form 15 suspending its obligation to file reports under Section 15(d). The Company certifies that as of the date of this letter, it has 657 shareholders of record.

The Company has not issued any other class of securities that it has registered or is required to be registered under Section 12 or any other class of securities, including any class of debt security, subject to the requirements of Section 15(d) of the Exchange Act. Other than the common stock and the Options, there are no other classes of the Company's securities outstanding. Further, the Company has no outstanding debt securities and has no contractual obligations that would require the Company to continue to file reports pursuant to Sections 13(a), 12(g) or 15(d) of the Exchange Act. The Company will not voluntarily file reports under the Exchange Act after suspension of its Section 15(d) obligations.

Form S-8 Registration Statement

The Company has on file with the Commission a Form S-8 registration statement which was filed on March 10, 2004, and was effective immediately upon filing. The registration statement registered the offer and sale of 90,000 shares of common stock issuable under the Potomac Bancshares, Inc. 2003 Stock Incentive Plan (the "Stock Incentive Plan"). Options ("Options") to purchase 102,752 shares[1] of common stock were outstanding as of June 6, 2012, at exercise prices ranging from $11.27 to $17.25. This Form S-8 registration statement has been automatically updated during each of the Company's fiscal years from 2005 under

[1] The original 90,000 shares of common stock registered on Potomac's Form S-8 were impacted by a stock split and stock dividend. Under the terms of the Stock Incentive Plan, in the event of a stock split or stock dividend, the number of shares of common stock available for Options and subject to outstanding Options is adjusted accordingly. Therefore, the original 90,000 became 183,600 shares.

Section 10(a)(3) of the Securities Act in connection with the filing of the Company's annual reports on Form 10-K for its fiscal years ended in each of those years. No sales have been made under this registration statement during the Company's fiscal years ended December 31, 2009, through December 31, 2011, or during the Company's current fiscal year. Further, no Options have been exercised since September 30, 2008. The exercise prices of the outstanding Options exceed the price at which the common stock has most recently been traded on the OTC Bulletin Board.

The Company has filed a post-effective amendment to the Form S-8 registration statement removing all unsold securities from registration thereunder which became effective when filed on June 7, 2012. The Company will use Rule 701 under the Securities Act in connection with the Stock Incentive Plan. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act.

The Stock Incentive Plan satisfies the eligibility requirements of Rule 701, and upon effectiveness of the First Form 15 and the subsequent filing of the Second Form 15, the Stock Incentive Plan will satisfy the eligibility requirements of Rule 701. The securities issued under Rule 701 will be restricted securities as defined in Rule 144 of the Securities Act, as provided in Rule 701(g). Therefore, the shares acquired upon the exercise of Options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration. Accordingly, the Company acknowledges, and is in the process of advising its option holders (17 in total) that shares acquired upon the exercise of Options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration. Currently, the Options are significantly "underwater," and no holder has exercised any Options in the past several years, and the Company does not expect any such exercises while the Options are "underwater."

Discussion

Under the JOBS Act, Section 15(d) was amended to increase the holders of record threshold below which a bank or bank holding company may suspend its duty to file reports and terminate the registration of its securities under the Exchange Act from 300 persons to 1,200 persons. As indicated in a release of Frequently Asked Questions issued by the Staff on April 11, 2012 (the "FAQs"), the Staff indicated that for the current fiscal year, a bank holding company can suspend its obligation to file reports under Section 15(d) with respect to a class of securities that was sold pursuant to a Securities Act registration statement and that was held of record by less than 1,200 persons as of the first day of the current fiscal year. *See*, Answer to Question 4 of the FAQs. The Staff further stated that such suspension would be deemed to have occurred as of the beginning of the fiscal year in accordance with Section 15(d), as amended by the JOBS Act. The Staff qualified these statements by indicating that if a bank holding company updated an effective registration statement pursuant to Section 10(a)(3) of the Securities Act, then it would have a Section 15(d) reporting obligation for the current fiscal year. The Staff also suggested that if no sales have been made under any such registration statement during the current fiscal year, a bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligations notwithstanding a Section 10(a)(3) update to an effective registration statement. Accordingly, the Company is seeking such relief.

Section 12(h) allows the Commission to adopt rules to exempt any issuer or a class of issuers from Section 15(d) if the Commission finds by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the issuer's activities, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors. Accordingly, the Commission adopted Rule 12h-3 which allows immediate suspension of the obligation to file reports under Sections 13(a) and 15(d) upon filing a Form 15 certifying less than 300 holders of record provided that such immediate suspension is unavailable for a fiscal year if an effective registration statement is updated under Section 10(a)(3) of the Securities Act. Although the JOBS Act amended Section 15(d) to increase the threshold for bank holding companies from 300 to 1,200, the Commission has not amended Rule 12h-3 to reflect the increased threshold below which the obligation to report under Section 13(a) and Section 15(d) is immediately suspended.

We believe that the Staff should consider applying the policy reasons inherent in the line of no-action letters granting relief under Rule 12h-3(c).[2] In those no-action letters, issuers requested immediate suspension of reporting under Section 13(a) and Section 15(d) upon the filing of a Form 15, notwithstanding Section 10(a)(3) updates of Securities Act registration statements. *See, generally*, DT Sale Corp. (available November 14, 2011); Constar International, Inc. (available March 28, 2011); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); and International Securities Exchange, Inc. (available January 3, 2008). On behalf of the Company, we respectfully submit that for the reasons the Staff provided relief in the Rule 12h-3(c) line of no-action letters, the Company should be allowed to suspend its reporting under Section 13(a) and Section 15(d), notwithstanding its Section 10(a)(3) update of its Form S-8; provided that the Company will not file the Second Form 15 until the effectiveness of the First Form 15.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13

[2] Under Rule 12h-3(a) and (b), the duty to file reports is suspended immediately upon filing a Form 15 if the securities are held by less than 300 holders of record and all reports have been filed for the last three fiscal years. Under Rule 12h-3(c), immediate suspension is not available if a Securities Act registration statement (such as a Form S-8) is required to be updated under Section 10(a)(3) of the Securities Act.

of the Exchange Act would not otherwise apply" and that the Rule 12h-3(c) "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also*, Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group, Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); and DATATRAK International, Inc. (available August 12, 2009).

The Staff has consistently granted no-action relief from the requirement that Section 13(a) reports pursuant to Section 15(d) continue to be filed until the end of a fiscal year during which a 10(a)(3) update under the Securities Act occurred. The no-action letter requests cited to the policy reasons that the Commission proposed Rule 12h-3: to provide immediate relief to issuers that do not have a large number of shareholders of record and are relatively small companies. *See, e.g.*, DT Sale Corp. (available November 14, 2011); enherent Corp. (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Tix Corporation (available November 3, 2010); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 7, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). These no-action letters also provided relief from the continued reporting requirements notwithstanding a Section 10(a)(3) update when it was apparent that the Section 10(a)(3) update was made in connection with a Securities Act registration statement that involved no sales in the current fiscal year.

In the Proposing Release, the Commission noted that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See, e.g.*, PureDepth, Inc. (available March 8, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questor Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008). One factor in these line of no-action letters is the recognition that the preparation of periodic and current reports required by the Commission imposes a significant financial burden on a company and involves significant management efforts. *See, e.g.*, Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); and I.C. Isaacs & Company, Inc. (available August 13, 2008). Other important policy factors include when a post-effective amendment to a Form S-8 has been filed thereby deregistering the securities and, accordingly, investors were no longer able to purchase securities pursuant to the Form S-8 registration statement. As such, the protection of Section 15(d) was no longer necessary for potential purchasers. Accordingly, the Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See, e.g.*, enherent Corp. (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 7, 2010); Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); and Neuro-Hitech, Inc. (available July 30, 2009).

Although the Company does not meet the requirements of Rule 12h-3 because that rule has not been amended to reflect the increased minimum threshold of 1,200 holders of record as provided by the JOBS Act and because of the Section 10(a)(3) update to its Form S-8 registration statement, we believe that the policy reasons for adopting Rule 12h-3 as well as the policy reasons behind the no-action letters granting relief from Section 12h-3(c) should be applied to the Company's situation, particularly in light of the Staff's answer to Question 4 of the FAQs.

The Company has approximately 657 holders of record as of the date of this letter. Further, the Company is a bank holding company covered by Title VI of the JOBS Act. The post-effective amendment to its Form S-8 was filed deregistering the securities covered thereby. No sales have been made under the Stock Incentive Plan since September 30, 2008 (including none during the current fiscal year). There are 17 holders of the Options who are all either officers and employees of the Company who will not be disadvantaged by the absence of periodic reports under the Exchange Act. These holders have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any Options. The common stock to be issued under the Stock Incentive Plan is eligible to be issued under an exemption from registration (i.e., Rule 701 of the Securities Act). Any common stock issued under the Stock Incentive Plan will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or an exemption from registration. The Form S-8 registration statement did not become effective during the Company's 2011 or 2012 fiscal year but rather became effective in 2004. Plus, all of the outstanding Options have exercise prices much greater than the prices at which the common stock has traded during the last three years.

Further, the Company has complied with its reporting obligations under the Exchange Act for the last three fiscal years and during 2012 and will continue to comply with its reporting obligations until the effectiveness of the First Form 15 and the subsequent filing of the Second Form 15. The Company complied with its undertaking to keep its effective Form S-8 registration statement current. In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. Additionally, the requirements surrounding XBRL reporting present significant costs to the Company, both in terms of actual dollar amounts expended as well as employee and management time utilized. The Company is a smaller reporting company as defined in Rule 12b-2 under the Exchange Act and its common stock is very thinly traded.

As disclosed in its periodic reports, the Company has experienced losses in 2011 primarily due to credit loss provisions and foreclosed property expenses due to the local economy and the housing inventory currently owned by financial institutions. This resulted from slow economic growth and a decline in the real estate market in the Company's market area due to the recession. During the first quarter of 2012, the Company reported net income in a challenging economic environment. The challenging economic environment remains, and the Company is seeking measures to reduce costs and believes that the funds and management time spent to ensure compliance with Commission regulations could be used more effectively by investing them in internal projects and projects intended to increase shareholder returns. Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of (i) the limited benefits the Company's shareholders and the investing public would likely receive through continued registration and reporting and (ii) the thinly traded nature of the Company's common stock.

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2012 fiscal year will not preclude the Company from suspending (upon the filing of the Second Form 15) its duty to file with the Commission reports required by Sections 13(a) and 15(d) of the Exchange Act, including the Company's duty to file its next periodic report, a quarterly report on Form 10-Q for the quarter ending June 30, 2012. The Company represents that the Second Form 15 filing will be made only after the effectiveness of the First Form 15 and before the due date of the Company's Form 10-Q for the quarter ended June 30, 2012. If the Staff grants the relief sought by this letter, the Company intends to file the Second Form 15 on August 10, 2012, suspending its obligations to file periodic and current reports under Section 13(a) and Section 15(d) of the Exchange Act. Upon filing the Second Form 15, the Company will have less than 1,200 shareholders of record.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of its common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d).

Please note that except as otherwise set forth in this letter, any information regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements in this letter on its behalf.

If the Company will be required to file its June 30, 2012 Form 10-Q by August 14, 2012, it will need to begin work on the Form 10-Q (including the work required by XBRL) and will need to advise its independent registered accounting firm as well as its XBRL vendor in the near future so the Company can be scheduled along with the accounting firm's and vendor's other reporting companies. Accordingly, any assistance that the Staff could provide in responding to this no-action request as early as possible would be greatly appreciated.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (304) 340-1390 or email me at elord@jacksonkelly.com with any questions or comments.

Thank you for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting this letter by e-mail.

Very truly yours,

Elizabeth Osenton Lord

EOL/skf

cc: Robert F. Baronner, Jr., President and Chief Executive Officer
Dean Cognetti, Senior Vice President and Chief Financial Officer
Charles D. Dunbar, Esq.